                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

For the plan year ended December 31, 1994

                                      OR

[_]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:   WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             WHIRLPOOL CORPORATION
                             Administration Center
                                200 North M-63
                         Benton Harbor, MI 49022-2692


Total Number of pages herein is____pages

The Exhibit Index appears on page___.

Reference is hereby made to the Financial Statements attached hereto which begin on p. F-1.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                             WHIRLPOOL 401(k) PLAN



Date: June 28, 1995
                                             By: /s/ E. R. Dunn
                                             -----------------------------
                                             Name: E. R. Dunn
                                             Title: Trustee and Chairman of the
                                                    Individual Trustees

                          ANNUAL REPORT ON FORM 11-K
                          --------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                       PLAN YEAR ENDED DECEMBER 31, 1994

                             WHIRLPOOL 401(k) PLAN

                             WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN

                                   FORM 11-K

                             FINANCIAL STATEMENTS

                             WHIRLPOOL 401(k) PLAN
                             WHIRLPOOL CORPORATION


The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:

                                                                          Page
                                                                          ----

     Report of Independent Auditors                                        F-3

     Statements of Assets Available for Plan
          Benefits -- December 31, 1994 and 1993                           F-4

     Statements of Changes in Assets Available
          for Plan Benefits -- Two Years Ended
          December 31, 1994                                                F-5

     Notes to Financial Statements                                         F-6

     Investments                                                           F-17

     Transactions or Series of Transactions
          in Excess of 5% of the Current Value
          of Plan Assets                                                   F-22


Schedules Nos. I, II and III, for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission, have been omitted since the information required is shown in the related financial statements and notes thereto.

                        Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for plan benefits of the Whirlpool 401(k) Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of investments as of December 31, 1994, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                            ERNST & YOUNG LLP

May 24, 1995

                             Whirlpool 401(k) Plan

               Statements of Assets Available for Plan Benefits

                                                      DECEMBER 31
                                                   1994          1993
                                               --------------------------
Cash                                           $    149,560  $    487,960
Contributions receivable                         13,805,080    13,085,991

Interest and dividends receivable                   585,747       144,825

Investments:
  Bonds                                          50,690,564    50,238,889
  Common trust funds - Debt instruments          35,211,381    44,249,624
  Common trust funds - Equity instruments       141,494,551   146,217,243
  Common stock of Whirlpool Corporation          70,190,004    62,506,941
  Group annuity contracts                        27,350,147    25,140,481
                                               --------------------------
                                                324,936,647   328,353,178

Loans to participants                            11,290,487     7,786,463
                                               --------------------------
                                               $350,767,521  $349,858,417
                                               ==========================

See accompanying notes.

                             Whirlpool 401(k) Plan

          Statements of Changes in Assets Available for Plan Benefits

                                                                 YEAR ENDED DECEMBER 31
                                                                  1994           1993
                                                              ---------------------------
Balance at beginning of year                                  $349,858,417   $253,873,384

Net assets transferred from Whirlpool
  Performance Savings Plan                                               -     49,686,240
Dividends on Whirlpool Corporation common stock                  1,508,711        964,975
Other dividends                                                  3,673,584      7,183,335
Interest                                                         7,995,103      4,331,789
                                                              ---------------------------
                                                                13,177,398     12,480,099

Net realized and unrealized (depreciation)
  appreciation in fair value of investments:
    Whirlpool common stock                                     (19,359,678)    16,069,304
    Investments other than Whirlpool common stock              (15,300,166)     9,395,556
                                                              ---------------------------
                                                               (34,659,844)    25,464,860

Employer's contributions                                         7,897,965      6,804,799
Participants' contributions                                     40,033,848     29,863,026
                                                              ---------------------------
                                                                47,931,813     36,667,825

Participants' withdrawals                                      (25,018,601)   (28,026,488)
Administrative expenses                                           (521,662)      (287,503)
                                                              ---------------------------
Net additions                                                      909,104     95,985,033
                                                              ---------------------------
Balance at end of year                                        $350,767,521   $349,858,417
                                                              ===========================

See accompanying notes.

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1.  PLAN MERGER

Prior to April 1, 1993, all of the investments of the Whirlpool Savings Plan (Savings Plan) and the Whirlpool Performance Savings Plan (Performance Savings
Plan) were held by the Whirlpool Savings Trust (Savings Trust).

Effective April 1, 1993, the Performance Savings Plan was merged into the Savings Plan, and the net assets were transferred to the Savings Plan. The merged plan was renamed the Whirlpool 401(k) Plan (Plan), and the Savings Trust was renamed the Whirlpool 401(k) Trust (Trust). Participants in the Performance Savings Plan immediately became participants in the Plan. Participation and vesting provisions under the Plan were not changed by the merger.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS HELD BY TRUST

All the investments of the Plan are held by the Trust. The Corporate Trustee, NBD Bank, is custodian of the Trust's assets. The Corporate Trustee invests all assets of the Trust except as follows: (i) The Individual Trustees (management of Whirlpool Corporation) direct the investment of the Whirlpool Stock Fund;
(ii) the Individual Trustees also direct the extent to which the assets credited to the Income Fund are invested in guaranteed principal and interest contracts with insurance companies and used to purchase wrap contracts issued by banks and insurance companies and options, futures and other types of investments; and
(iii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds are allocated to one or more separate accounts within said investment funds and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

The Trust enters into options to hedge interest rates on certain government securities. At December 31, 1994, there were options outstanding to purchase and sell $106 million of government securities expiring at various dates through March 6, 1995. The options are recorded at fair value and market gains and losses are recognized in the statement of changes in assets available for plan benefits.

Contributions, loan distributions and repayments, and participant withdrawals are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets at the end of each month.

                             Whirlpool 401(k) Plan

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

The Plan's investments represent the Plan's share of the Trust's investments. The Plan's group annuity contracts are stated at the cost of contracts purchased plus interest accrued. All other investments are stated at fair value, as determined by the Corporate Trustee.

3.  DESCRIPTION OF PLAN

Every full-time employee of Whirlpool Corporation and participating subsidiaries (referred to as Employer or Whirlpool), and every part-time employee of the Employer who completes 1,000 hours of service during his or her initial year of employment, or a subsequent calendar year, shall be eligible to participate in the Plan.

Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll reduction, each payroll period, in any whole percentage of eligible earnings as the participant may elect up to and including 15%. Such elections are made and can be adjusted by giving notice to the Individual Trustees via the voice response system on a daily basis, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing that a portion of any annual bonus due to the participant of one or more designated bonus plans be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll reduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the reduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

For each year, the Employer establishes performance goals which consist of five levels of performance for the Employer. The attainment of these goals results in an Employer matching contribution based on that portion of each employee's (other than exempt employees) tax-deferred contributions which do not exceed 5% of the employee's eligible earnings, as follows: There will be (i) no matching contribution if company performance compared to goals is below level 1 performance; (ii) a $.25 per dollar match for level 1 performance; (iii) a $.40 per dollar match for level 2 performance; (iv) a $.50 per dollar match for level 3 performance; (v) a $.60 per dollar match for level 4 performance; (vi) a $.75 per dollar match for level 5 performance. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not eligible for Employer matching contributions.

                             Whirlpool 401(k) Plan

3.  DESCRIPTION OF PLAN (CONTINUED)

The maximum amount which a participant can deposit in the Plan in a given year is subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended.

The value of each participant's aggregate deposits can be invested in accordance with that participation's election in one or more of the following investment funds:

     Index Fund

     The objective of the Index Fund is to closely match the performance of the Standard and Poor's 500 Index. This fund is 100% invested in the Woodward Equity Index Fund. Because the fund is a broadly diversified fund, it may invest in securities of Whirlpool or its subsidiaries.

     Equity Growth Fund

     The objective of the Equity Growth Fund is to achieve long-term capital appreciation from common stocks. This fund is 100% invested in the IDS New Dimensions Fund. Because the fund is a broadly diversified fund, it may from time to time invest in securities of Whirlpool Corporation or its subsidiaries.

     Whirlpool Stock Fund

     The objective of the Stock Fund is to allow participants to share in the appreciation in value of the Company's stock. This fund is primarily invested in common shares of Whirlpool stock. The Fund also invests a small portion of its assets in high-quality money market securities to provide liquidity.

     Income Fund

     The objective of the Income Fund is to earn a consistent return with stability of principal. The fund is invested in a variety of fixed income securities such as GICs, corporate bonds, U.S. government bonds, Treasury notes, certificates of deposit and money market accounts.

                             Whirlpool 401(k) Plan

3.  DESCRIPTION OF PLAN (CONTINUED)

     Balanced Fund

     The objective of the Balanced Fund is to allow the investor to benefit from periods of strength in both the stock and bond markets while helping to reduce the risk of investing in a single market. It allows the participant to utilize the expertise of a professional to make the critical asset mix decision. This fund is 100% invested in the IDS Mutual Fund. Because the fund is a broadly diversified fund, it may from time to time invest in securities of Whirlpool Corporation or its subsidiaries.

Deposits and withdrawals from each investment fund and transfers among investment funds are made by the Trust at the direction of the Employer, based on Plan participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the Plan).

Plan investments are made in the manner specified in the Plan and Trust and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions which may cause such investment policy to vary from time to time.

The Plan makes loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's equity, with a minimum loan amount of $500. Each such loan is allocated to a separate loan account and treated for investment purposes as an investment of the participant who received the loan.

                             Whirlpool 401(k) Plan

4.  INVESTMENTS

A summary of the cost and the market value of investments is as follows:

                                                    DECEMBER 31, 1994                     DECEMBER 31, 1993
                                            ----------------------------------------------------------------------
                                              NUMBER                            NUMBER
                                                OF                                OF
                                              ISSUES    COST         MARKET     ISSUES      COST         MARKET
                                            ----------------------------------------------------------------------
Bonds                                           32  $ 52,318,118  $ 50,690,564    17    $ 50,391,887  $ 50,238,889
Common trust funds - Debt instruments            2    36,991,537    35,211,381     2      44,424,722    44,249,624
Common trust funds - Equity instruments          3   145,753,801   141,494,551     3     138,695,579   146,217,243
Common stock of Whirlpool:
  (1,396,816 shares at December 31, 1994;
   939,954 shares at December 31, 1993)          1    59,839,113    70,190,004     1      30,874,393    62,506,941
Group annuity contracts                          1    27,350,147    27,350,147     1      25,140,481    25,140,481
                                            ----------------------------------------------------------------------
Total investments                               39  $322,252,716  $324,936,647    24    $289,527,062  $328,353,178
                                            ======================================================================

                             Whirlpool 401(k) Plan

4.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                             DECEMBER 31
                                                          1994         1993
                                                       ------------------------
Whirlpool Corporation common stock                     $70,190,004  $62,506,941
Woodward Equity Index Fund                              40,334,743   40,566,786
Lincoln National Pension Insurance Company,
  group annuity contracts                               27,350,147   25,140,481
PIMCO Funds, low duration portfolio                     28,219,844   29,824,902
IDS New Dimensions Fund, Inc.                           74,022,808   75,781,461
IDS Investment Series Inc., common, formerly
  IDS Mutual, Inc.                                      27,136,999   29,868,996

                             Whirlpool 401(k) Plan

5.  DETAIL OF STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1994 follows:

                                        EQUITY      WHIRLPOOL                                          CONTRIBUTIONS
                           INDEX        GROWTH        STOCK        INCOME        LOAN       BALANCED      PENDING
                            FUND         FUND         FUND          FUND         FUND         FUND       ALLOCATION       TOTAL
                        -----------------------------------------------------------------------------------------------------------
Balance at beginning
 of year                $40,566,786  $75,781,461  $ 63,070,323  $119,568,137  $ 7,786,463  $29,869,122  $ 13,216,125   $349,858,417

Interfund transfers      (4,008,785)  (3,365,494)   21,346,571     2,911,075            -   (3,797,376)  (13,085,991)             -

Dividends on Whirlpool
 common stock                     -            -     1,508,711             -            -            -             -      1,508,711
Other dividends           1,157,162            -             -             -            -    2,516,422             -      3,673,584
Interest                    133,840      254,992       201,483     7,328,163            -       76,625             -      7,995,103
                        -----------------------------------------------------------------------------------------------------------
                          1,291,002      254,992     1,710,194     7,328,163            -    2,593,047             -     13,177,398

Net realized and
 unrealized depreciation
 in fair value of
 investments:
  Whirlpool common stock          -            -   (19,359,678)            -            -            -             -    (19,359,678)
  Investments other than
   Whirlpool common stock  (720,204)  (5,960,385)            -    (5,172,719)           -   (3,446,858)            -    (15,300,166)
                        -----------------------------------------------------------------------------------------------------------
                           (720,204)  (5,960,385)  (19,359,678)   (5,172,719)           -   (3,446,858)            -    (34,659,844)

Employer's
 contributions                    -            -             -             -            -            -     7,897,965      7,897,965
Participants'
 contributions            5,509,509    9,933,839     7,340,612     7,445,957            -    3,896,816     5,907,115     40,033,848
                        -----------------------------------------------------------------------------------------------------------
                          5,509,509    9,933,839     7,340,612     7,445,957            -    3,896,816    13,805,080     47,931,813

Participants'
 withdrawals             (1,780,417)  (1,866,028)   (1,673,605)  (17,941,661)     (24,379)  (1,732,511)            -    (25,018,601)
Loans issued             (1,015,491)  (2,050,749)   (2,636,544)   (1,920,255)   8,289,468     (666,429)            -              -
Principal payments          687,017    1,318,441     1,054,577     1,267,481   (4,761,065)     433,549             -              -
Administrative expense      (45,114)     (23,269)      (40,383)     (322,972)           -      (12,360)      (77,564)      (521,662)
                        -----------------------------------------------------------------------------------------------------------
Balance at end of year  $40,484,303  $74,022,808  $ 70,812,067  $113,163,206  $11,290,487  $27,137,000  $ 13,857,650   $350,767,521
                        ===========================================================================================================

                             Whirlpool 401(k) Plan

5. DETAIL OF STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1993 follows:

                                          EQUITY      WHIRLPOOL                                         CONTRIBUTIONS
                              INDEX       GROWTH        STOCK        INCOME         LOAN      BALANCED     PENDING
                               FUND        FUND          FUND         FUND          FUND        FUND      ALLOCATION      TOTAL
                           --------------------------------------------------------------------------------------------------------
Balance at beginning of
 year                      $29,766,810  $51,309,388  $25,749,321  $135,275,547  $ 4,627,276  $         -  $ 7,145,042  $253,873,384

Net assets transferred
 from Whirlpool
 Performance Savings Plan    5,701,004    8,317,850   19,758,218    13,514,797    1,234,937            -    1,159,434    49,686,240

Interfund transfers         (1,743,756)   1,187,721   (1,584,843)  (15,767,277)           -   26,212,631   (8,304,476)            -

Dividends on Whirlpool
 common stock                        -            -      964,975             -            -            -            -       964,975
Other dividends              1,007,067    3,781,244            -             -            -    2,395,024            -     7,183,335
Interest                        23,211      158,412       91,603     4,055,916            -        2,647            -     4,331,789
                           --------------------------------------------------------------------------------------------------------
                             1,030,278    3,939,656    1,056,578     4,055,916            -    2,397,671            -    12,480,099

Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments:
  Whirlpool common stock             -            -   16,069,304             -            -            -            -    16,069,304
Investments other than
 Whirlpool common stock      2,717,628    5,338,456            -     1,558,978            -     (219,506)           -     9,395,556
                           --------------------------------------------------------------------------------------------------------
                             2,717,628    5,338,456   16,069,304     1,558,978            -     (219,506)           -    25,464,860

Employer's contributions             -            -            -             -            -            -    6,804,799     6,804,799
Participants'
 contributions               4,623,166    7,786,891    4,174,158     4,678,965            -    2,172,299    6,427,547    29,863,026
                           --------------------------------------------------------------------------------------------------------
                             4,623,166    7,786,891    4,174,158     4,678,965            -    2,172,299   13,232,346    36,667,825

Participants' withdrawals   (1,245,664)  (1,746,123)  (1,136,846)  (23,273,670)    (123,114)    (501,071)           -   (28,026,488)
Loans issued                  (881,278)  (1,411,170)  (1,726,906)   (1,493,819)   5,901,746     (388,573)           -             -
Principal payments             610,618    1,073,240      728,331     1,241,700   (3,854,382)     200,493            -             -
Administrative expense         (12,020)     (14,448)     (16,992)     (223,000)           -       (4,822)     (16,221)     (287,503)
                           --------------------------------------------------------------------------------------------------------
Balance at end of year     $40,566,786  $75,781,461  $63,070,323  $119,568,137  $ 7,786,463  $29,869,122  $13,216,125  $349,858,417
                           ========================================================================================================

                             Whirlpool 401(k) Plan

6.  DETAIL OF THE ALLOCATION OF PLAN ASSETS

Detail of the allocation of Plan assets as of December 31, 1994 follows:

                                          EQUITY     WHIRLPOOL                                          CONTRIBUTIONS
                              INDEX       GROWTH       STOCK         INCOME        LOAN       BALANCED     PENDING
                               FUND        FUND         FUND          FUND         FUND         FUND      ALLOCATION       TOTAL
                           --------------------------------------------------------------------------------------------------------
Cash                       $   149,558  $         -  $         2  $          -  $         -  $         -  $         -  $    149,560
Contributions
 receivable                          -            -            -             -            -            -   13,805,080    13,805,080
Interest and dividends
 receivable                          2            -      409,495       175,975            -            -          275       585,747
Investments:
 Bonds                               -            -            -    50,690,564            -            -            -    50,690,564
 Common trust funds - Debt
  instruments                        -            -      212,566    34,946,520            -            -       52,295    35,211,381
 Common trust funds -
  Equity instruments        40,334,743   74,022,808            -             -            -   27,137,000            -   141,494,551
 Common stock of Whirlpool           -            -   70,190,004             -            -            -            -    70,190,004
 Group annuity contracts             -            -            -    27,350,147            -            -            -    27,350,147
                           --------------------------------------------------------------------------------------------------------
Total investments           40,334,743   74,022,808   70,402,570   112,987,231            -   27,137,000       52,295   324,936,647
Loans to participants                -            -            -             -   11,290,487            -            -    11,290,487
                           --------------------------------------------------------------------------------------------------------
                           $40,484,303  $74,022,808  $70,812,067  $113,163,206  $11,290,487  $27,137,000  $13,857,650  $350,767,521
                           ========================================================================================================

Detail of the allocation of Plan assets as of December 31, 1993 follows:

                                          EQUITY     WHIRLPOOL                                          CONTRIBUTIONS
                              INDEX       GROWTH       STOCK         INCOME        LOAN       BALANCED     PENDING
                               FUND        FUND         FUND          FUND         FUND         FUND      ALLOCATION       TOTAL
                           --------------------------------------------------------------------------------------------------------
Cash                       $         -  $         -  $       166  $    487,668  $         -  $       126  $         -  $    487,960
Contributions receivable             -            -            -             -            -            -   13,085,991    13,085,991
Interest and dividends
 receivable                          -            -        1,100       143,298            -            -          427       144,825
Investments:
 Bonds                               -            -            -    50,238,889            -            -            -    50,238,889
 Common trust funds - Debt
  instruments                        -            -      562,116    43,557,801            -            -      129,707    44,249,624
 Common trust funds -
  Equity instruments        40,566,786   75,781,461            -             -            -   29,868,996            -   146,217,243
 Common stock of Whirlpool           -            -   62,506,941             -            -            -            -    62,506,941
 Group annuity contracts             -            -            -    25,140,481            -            -            -    25,140,481
                           --------------------------------------------------------------------------------------------------------
Total investments           40,566,786   75,781,461   63,069,057   118,937,171            -   29,868,996      129,707   328,353,178
Loans to participants                -            -            -             -    7,786,463            -            -     7,786,463
                           --------------------------------------------------------------------------------------------------------
                           $40,566,786  $75,781,461  $63,070,323  $119,568,137  $ 7,786,463  $29,869,122  $13,216,125  $349,858,417
                           ========================================================================================================

                             Whirlpool 401(k) Plan

7.  INCOME TAX STATUS

The Internal Revenue Service ruled on May 27, 1995 that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

8.  SUBSEQUENT EVENT

Effective January 1, 1995, the value of each participant's aggregate deposit can also be invested in three additional funds: Euro-Pacific Growth Fund, Heartland Value Fund, and Woodward Money Market Fund.

                            Supplemental Schedules

                             Whirlpool 401(k) Plan

                                  Investments

                               December 31, 1994

                                                                                                                        CURRENT
                                                                                                                        MARKET
                      ISSUER                                DESCRIPTION OF INVESTMENT                     COST           VALUE
- - ------------------------------------------------------------------------------------------------------------------------------------
Bonds:

 Federal Home Loan Mortgage Corporation               Dated 7/15/91, $3,990,676 par value, 6.69%,
                                                       maturing 10/15/03                                $4,003,147      $3,991,913
 Federal Home Loan Mortgage Corporation               Dated 8/1/92, $5,555,395 par value, 6.69%,
                                                       maturing 8/15/07                                  5,571,888       5,517,174
 Federal National Mortgage Association                Dated 8/1/92, $2,633,766 par value, 6.47%,
                                                       maturing 8/25/07                                  2,640,350       2,620,597
 Federal Home Loan Mortgage Corporation               Dated 9/1/92, $3,960,104 par value, floating
                                                       rate 6.69%, maturing 9/15/07                      3,977,429       3,934,086
 Federal Home Loan Mortgage Corporation               Dated 7/1/93, $4,671,701 par value, 7.00%,
                                                       maturing 3/15/12                                    708,785         378,408
 Federal National Mortgage Association                Dated 5/25/93, $4,500,000 par value, 6.42%,
                                                       maturing 12/25/16                                 4,500,000       4,474,665
 Federal National Mortgage Association                Dated 2/1/93, $7,742,175 par value, 6.42%,
                                                       maturing 6/25/18                                  7,760,320       7,717,942
 Federal Home Loan Mortgage Corporation               Dated 10/15/90, $1,327,000 par value, 6.99%,
                                                       maturing 10/15/20                                 1,346,076       1,331,552

                             Whirlpool 401(k) Plan

                               December 31, 1994

                                                                                                                      CURRENT
                                                                                                                      MARKET
                   ISSUER                                DESCRIPTION OF INVESTMENT                      COST           VALUE
- - ------------------------------------------------------------------------------------------------------------------------------------
Bonds (continued):
 Federal National Mortgage Association
                                                   Dated 4/1/92, $3,550,801 par value, 6.57%,
                                                    maturing 10/25/21                                 $3,564,560     $3,510,854
 Federal Home Loan Mortgage Corporation            Dated 12/1/90, $1,556,797 par value, 8.75%,
                                                    maturing 7/15/04                                   1,585,014      1,567,975

 Federal Home Loan Mortgage Corporation            Dated 2/15/93, $2,000,000 par value, 6.69%,
                                                    maturing 1/15/05                                   2,001,875      1,992,500

 Federal National Mortgage Association             Dated 10/25/91, $2,275,774 par value, 6.42%,
                                                    maturing 10/25/06                                  2,277,552      2,276,480

 Federal National Mortgage Association              Dated 11/25/92, $1,694,591 par value, 6.47%,
                                                    maturing 11/25/07                                  1,697,503      1,683,457

 Federal National Mortgage Association             Dated 3/25/93, $1,000,000 par value, 6.42%,
                                                    maturing 4/25/17                                   1,001,563        996,870

 Small Business Administration Guaranteed          Dated 5/1/93, $1,797,999 par value, 5.25%,
  Ln Pool #502276                                   maturing 4/25/18                                   1,795,751      1,784,514

 Federal Home Loan Mortgage Corporation            Dated 11/15/88, $1,436,537 par value, 6.03%,
                                                    maturing 3/15/20                                   1,443,271      1,442,370

                             Whirlpool 401(k) Plan

                               December 31, 1994

                                                                                                                     CURRENT
                                                                                                                     MARKET
                  ISSUER                                   DESCRIPTION OF INVESTMENT                   COST           VALUE
- - ------------------------------------------------------------------------------------------------------------------------------------
Bonds (continued):
 Federal Home Loan Mortgage Corporation              Dated 10/15/90, $1,775,953 par value, 6.79%,
                                                       maturing 10/15/20                            $ 1,783,722     $ 1,764,853

 Federal Home Loan Mortgage Corporation              Dated 11/15/90, $993,947 par value, 7.09%,
                                                      maturing 11/15/20                               1,005,439       1,006,053

 Thomson McKinnon Mortgage Assets Trust              Dated 1/1/87, $1,763,879 par value, floating
                                                       rate, maturing 2/1/17                          1,766,358       1,746,786

 Collateralized Mortgage Securities                  Dated 12/29/88, $316,145 par value, 9.10%
  Corporation                                         maturing 2/27/18                                  324,740         318,132



 Capstead Securities Corporation III                 Dated 10/1/91, $100,536 par value, 9.50%,
                                                      maturing 7/25/20                                  103,049         103,150

 Prudential Home Mortgage Secs. Co.                  Dated 4/1/93, $478,783 par value, variable rate    479,606         470,251

 U.S. Treasury Note                                  $9,000,000 par value, 7.25%, expiring
                                                       1/3/95, strike 95.56, put                         98,438           8,460

 U.S. Treasury Note                                  $10,000,000 par value, 7.88%, expiring
                                                       1/3/95, strike 99.27, put                         46,875           1,600

 Cap 1 month LIBOR                                   $3,000,000 par value, expiring 7/8/97,
                                                      strike 9.50, put                                  138,000         157,500

                             Whirlpool 401(k) Plan

                               December 31, 1994

                                                                                                                        CURRENT
                                                                                                                        MARKET
                  ISSUER                                 DESCRIPTION OF INVESTMENT                         COST          VALUE
- - --------------------------------------------------------------------------------------------------------------------------------
 Cap 1 month LIBOR                            $840,000 par value, expiring 9/7/98, strike 9.50, put   $    57,120    $    79,892
 Federal National Mortgage Association        $9,000,000 par value, 8.50%, expiring 1/5/95,
                                               strike 98.09, put                                           74,531         11,250

 Federal National Mortgage Association        $8,000,000 par value, 8.00%, expiring 3/6/95,
                                               strike 94.44, put                                           55,000         33,760

 Government National Mortgage Association     $17,000,000 par value, 8.50%, expiring 2/9/95,
                                               strike 96.31, put                                          116,875         21,250

 Government National Mortgage Association     $17,000,000 par value, 8.50%, expiring 2/9/95,
                                               strike 98.13, call                                         116,875       (180,970)

 Federal National Mortgage Association        $8,000,000 par value, 8.00%, expiring 3/6/95,
                                               strike 96.47, call                                         110,000        (64,960)

 U.S. Treasury Note                           $10,000,000 par value, 7.88%, expiring 1/3/95,
                                               strike 100.77, call                                         46,875         (7,800)

 U.S. Treasury Note                           $9,000,000 par value, 7.25%, expiring 1/95,
                                               strike 98.03, call                                          98,437             --

 Federal National Mortgage Association        $9,000,000 par value, 8.50%, expiring 1/95,
                                               strike 100.00, call                                         21,094             --
                                                                                                      --------------------------
Total bonds                                                                                            52,318,118     50,690,564

Common trust funds - Debt instruments:
 NBD Bank - United States Master Trust -      A fixed income fund invested in short-term debt
  Money Market Fund                            instruments                                              6,991,537      6,991,537
 PIMCO Funds, low duration portfolio          2,918,288 shares                                         30,000,000     28,219,844
Total common trust funds - Debt instruments                                                           --------------------------
                                                                                                       36,991,537     35,211,381

                             Whirlpool 401(k) Plan

                               December 31, 1994


                                                                                                                       CURRENT
                                                                                                                       MARKET
                 ISSUER                                    DESCRIPTION OF INVESTMENT                    COST            VALUE
- - ------------------------------------------------------------------------------------------------------------------------------------
Common trust funds - Equity instruments:
 Woodward Equity Index Fund                         3,786,944 shares                                $ 38,780,886     $ 40,334,744
 IDS New Dimensions Fund Inc.                       5,569,812 shares                                  76,464,253       74,022,808
 IDS Investment Series Inc. common, formerly
  IDS Mutual Inc.                                   2,462,523 shares                                  30,508,662       27,136,999
                                                                                                    -----------------------------
Total common trust funds - Equity instruments                                                        145,753,801      141,494,551

Whirlpool Corporation common stock                  1,396,816 shares                                  59,839,113       70,190,004

Group annuity contract:
 Lincoln National Pension Insurance Company         Contract GA-8645, 9.25%, maturing 9/30/96         27,350,147       27,350,147
                                                                                                    -----------------------------
Total investments                                                                                   $322,252,716     $324,936,647
                                                                                                    =============================

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
                   of 5% of the Current Value of Plan Assets

                         Year ended December 31, 1994

                                                                                                            CURRENT
                                                                                                             VALUE
                                                 NUMBER                                                   OF ASSET ON
  IDENTITY OF                                      OF         PURCHASE        SELLING        COST OF      TRANSACTION    NET GAIN
PARTY INVOLVED     DESCRIPTION OF ASSETS      TRANSACTIONS      PRICE          PRICE          ASSET           DATE        (LOSS)
- - -----------------------------------------------------------------------------------------------------------------------------------
NBD Bank          NBD Master Trust Money          659        $85,541,008    $         -    $         -    $85,541,008   $        -
                   Market Fund                    643                  -     92,896,781     92,896,781              -            -

                  IDS New Dimensions Fund         217         18,729,478              -              -     18,729,478            -
                                                  156                  -     14,256,446     13,981,483              -      274,963

                  IDS Investment Series           202          9,794,048              -              -      9,794,048            -
                                                  164                  -      9,017,467      9,388,465              -     (370,998)

                  Woodward Equity Index           185          9,924,936              -              -      9,924,936            -
                                                  166                  -      8,320,185       7,687,273             -      632,912

                  Various purchases and sales
                   of Whirlpool Corporation
                   common stock                   189         33,723,299              -              -     33,723,299            -
                                                   62                  -      6,412,433      4,490,717              -    1,921,716

                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 6.50%, maturing
                   2/14/24                          1          9,871,875              -              -      9,871,875            -
                                                    1                  -      9,868,748      9,871,875              -       (3,127)

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)

                         Year ended December 31, 1994

                                                                                                         CURRENT
                                                                                                          VALUE
                                                  NUMBER                                               OF ASSET ON
 IDENTITY OF                                        OF         PURCHASE       SELLING      COST OF     TRANSACTION    NET GAIN
PARTY INVOLVED      DESCRIPTION OF ASSETS      TRANSACTIONS      PRICE         PRICE        ASSET          DATE        (LOSS)
- - --------------------------------------------------------------------------------------------------------------------------------
NBD Bank          Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 6.50% maturing
                   3/14/24                          2         $19,764,063   $         -   $         -   $19,764,063   $       -
                                                    2                   -    19,596,871    19,764,063             -    (167,192)
                                                    1           9,887,500             -             -     9,887,500           -
                                                    1                   -     9,799,998     9,882,031             -     (82,033)
                                                    1           9,876,563             -             -     9,876,563           -
                                                    1                   -     9,796,873     9,882,031             -     (85,158)
                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 7.00%, maturing
                   6/13/24                          2          32,204,375             -             -    32,204,375           -
                                                    2                   -    32,333,199    32,204,375             -     128,824
                                                    1          16,144,688             -             -    16,144,688           -
                                                    1                   -    16,119,451    16,102,188             -      17,263
                                                    1          16,059,688             -             -    16,059,688           -
                                                    1                   -    16,213,748    16,102,188             -     111,560

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)

                         Year ended December 31, 1994


                                                                                                            CURRENT
                                                                                                             VALUE
                                                     NUMBER                                               OF ASSET ON
 IDENTITY OF                                           OF        PURCHASE       SELLING       COST OF     TRANSACTION   NET GAIN
PARTY INVOLVED         DESCRIPTION OF ASSETS      TRANSACTIONS     PRICE         PRICE         ASSET         DATE        (LOSS)
- - ---------------------------------------------------------------------------------------------------------------------------------
NBD Bank            Federal National Mortgage
                     Association Pass Thru TBA
                     30 year, 7.00%, maturing
                     8/11/24                           1        $16,033,125   $         -   $         -   $16,033,125   $      -
                                                       1                  -    15,987,967    16,033,125             -    (45,158)

                    Federal National Mortgage
                     Association Pass Thru TBA
                     30 year, 8.00%, maturing
                     9/14/24                           2         17,007,969             -   $         -   $17,007,969   $      -
                                                       2                  -    16,852,808    17,007,969             -   (155,161)

                    Federal National Mortgage
                     Association Pass Thru TBA
                     30 year, 8.00%, maturing
                     12/13/24                          2         17,699,375             -             -    17,699,375          -
                                                       2                  -    17,286,246    17,699,375             -   (413,129)

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)

                         Year ended December 31, 1994

                                                                                                          CURRENT
                                                                                                           VALUE
                                                NUMBER                                                  OF ASSET ON
IDENTITY OF                                       OF        PURCHASE        SELLING       COST OF       TRANSACTION     NET GAIN
PARTY INVOLVED      DESCRIPTION OF ASSETS    TRANSACTIONS    PRICE           PRICE         ASSET           DATE          (LOSS)
- - --------------------------------------------------------------------------------------------------------------------------------
NBD Bank          Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 7.00%, maturing
                   1/13/24                        1        $10,200,000    $         -    $         -    $10,200,000    $       -
                                                  1                  -     10,174,998     10,200,000              -      (25,002)

                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 7.00%, maturing
                   4/14/24                        1         10,071,875              -               -    10,071,875            -
                                                  1                  -      9,993,748      10,071,875             -      (78,127)

                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 7.00%, maturing
                   5/15/24                        1         10,064,063              -               -    10,064,063            -
                                                  1                  -      9,343,748      10,064,063             -     (720,315)

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)

                         Year ended December 31, 1994

                                                                                                          CURRENT
                                                                                                           VALUE
                                                 NUMBER                                                 OF ASSET ON
 IDENTITY OF                                       OF          PURCHASE       SELLING       COST OF     TRANSACTION    NET GAIN
PARTY INVOLVED       DESCRIPTION OF ASSETS    TRANSACTIONS      PRICE          PRICE         ASSET         DATE         (LOSS)
- - --------------------------------------------------------------------------------------------------------------------------------
NBD Bank          Government National
                   Mortgage Association Pass
                   Thru, 30 year TBA, 7.00%
                   maturing 5/15/24                 1         $16,808,750   $         -   $         -   $16,808,750   $       -
                                                    1                   -    16,500,625    16,808,750             -    (308,125)

                  Federal National Mortgage
                   Association Pass Thru Gold
                   TBA 30 year, 7.50%,
                   maturing 7/15/24                 2          17,381,250             -             -    17,381,250           -
                                                    2                   -    17,333,433    17,381,250             -     (47,817)

                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 7.50%, maturing
                   10/13/24                         2          17,195,625             -             -    17,195,625           -
                                                    2                   -    17,080,308    17,195,625             -    (115,317)

                             Whirlpool 401(k) Plan

               Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)

                         Year ended December 31, 1994

                                                                                                          CURRENT
                                                                                                           VALUE
                                                  NUMBER                                                OF ASSET ON
 IDENTITY OF                                        OF         PURCHASE       SELLING       COST OF     TRANSACTION    NET GAIN
PARTY INVOLVED       DESCRIPTION OF ASSETS     TRANSACTIONS     PRICE          PRICE         ASSET          DATE        (LOSS)
- - --------------------------------------------------------------------------------------------------------------------------------
NBD Bank          Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 6.50%, maturing
                   1/15/24                          1         $12,050,625   $         -   $         -   $12,050,625   $       -
                                                    1                   -    11,932,498    12,050,625             -    (118,127)

                  Federal National Mortgage
                   Association Pass Thru TBA
                   30 year, 6.50%, maturing
                   4/14/24                          1          11,816,250             -             -    11,816,250           -
                                                    1                   -    11,039,998    11,816,250             -    (776,252)

The above information includes the 5% reportable transactions, including (a) single transactions, (b) series of transactions in the same securities, and (c) series of transactions with the same party. These transactions represent all 5% reportable transactions occurring in the Plan for the year ended December 31, 1994.

                                 Exhibit Index
                                 -------------


                                                                    Sequential
Exhibit No.                         Document                       Page Number*
- - -----------                         --------                       ------------

    24         Consent of Ernst & Young LLP





- - ------------------------------
*This information appears only in the manually signed original of the Form 11-K